Exhibit 3.1

AMENDMENT TO BYLAWS
OF
SULPHCO, INC.
a Nevada Corporation

Pursuant to the unanimous approval of the Directors of SulphCo, Inc. (the “Company”) during a special telephonic meeting of the Company’s Board of Directors held on May 29, 2007, and in accordance with the authority provided to the Directors pursuant to Section 8.1 of the Company’s Amended and Restated Bylaws (the “Bylaws”), the Bylaws are amended as follows:

Section 2.1 of the Bylaws shall be deleted and restated in its entirety to read as follows: “Section 2.1 ANNUAL MEETING. The annual meeting of the stockholders of the Corporation will be held at such date and time as may be fixed by resolution of the board of directors.”

Section 2.7(h) of the Bylaws shall be deleted and restated in its entirety to read as follows: “(h) If a quorum is present, directors shall be elected by a plurality of the votes cast.”

Section 2.11 of the Bylaws shall be deleted and restated in its entirety to read as follows: “Section 2.11 CONSENT OF STOCKHOLDERS IN LIEU OF MEETING. Any action required or permitted to be taken at a meeting of the stockholders, except for the election of directors which may only be done at a meeting of stockholders, may be taken without a meeting if a written consent thereto is signed by the holders of the voting power of the Corporation that would be required at a meeting to constitute the act of the stockholders. Whenever action is taken by written consent, a meeting of stockholders need not be called or notice given. The written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the stockholders.”